Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-225813

July 25, 2018

Cango Inc.

Cango Inc., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Morgan Stanley & Co. International plc, Prospectus Department, Cynthia Simmons, 2nd Floor, 180 Varick Street, New York, NY, 10014, United States of America, or by calling 1-917-606-8487, or by email at prospectus@morganstanley.com; or (2) Merrill Lynch, Pierce, Fenner & Smith Incorporated, by calling 1-800-294-1322; or (3) Goldman Sachs (Asia) L.L.C., 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, or by calling 852-2978-0744, or by email at NY@ny.email.gs.com. You may also access our company’s most recent prospectus dated July 25, 2018, which is included in Amendment No. 3 to our company’s registration statement on Form F-1, as filed with the SEC on July 25, 2018, or Amendment No. 3, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1725123/000119312518225417/d500047df1a.htm.

The following information supplements and updates the information contained in our company’s preliminary prospectus included in Amendment No. 3, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus

Updated Sections

Appendix I replaces the front cover in its entirety, and corresponding changes were made to pages 63 and 211.

Appendix II replaces the sub-section “Prospectus Summary—The Offering” in its entirety, and corresponding changes were made to pages 5, 44, 64, 74, 75, 173, 181, 203 and 212.

Appendix III replaces the section “Use of Proceeds” in its entirety, and corresponding changes were made to page 109.

Appendix IV replaces the section “Capitalization” in its entirety.

Appendix V replaces the section “Dilution” in its entirety, and corresponding changes were made to page 63.

Appendix VI replaces the section “Principal Shareholders” in its entirety.

The following paragraph was added before the header “We may not have sufficient insurance coverage.” on page 45, and corresponding changes were made to page 172.

We expect the options granted in May 2018 to vest over a four-year period, with 50%, 25% and 25% of the options vesting upon the second, third and fourth anniversary of the grant date, respectively, subject to the conditions provided under the share incentive plan. As an illustration, if we assume the fair value of each ordinary share of our company was US$5.50 as of May 25, 2018, which is equivalent to the mid-point of the estimated range of the initial public offering price, we expect to incur US$805.5 thousand of stock-based compensation expenses in the three months ended June 30, 2018 and an aggregate of US$20.6 million of stock-based compensation expenses over the four-year vesting period with respect to the options granted in May 2018.

The following risk factor was added on page 63, and corresponding changes were made to the front cover and to page 211.

Participation in this offering by certain investors would reduce the available public float for our ADSs.

Several investors from the PRC automotive industry have each placed an order to purchase over 5% of the ADSs, or up to US$45.0 million worth of the ADSs in the aggregate, being offered in this offering at the initial public offering price. Such investors are not our existing shareholders, directors or officers. If any of these investors is allocated all or a portion of the ADSs in which they have placed an order in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these investors in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

The following replaces the table in the section “Expenses Related to this Offering” in its entirety.

SEC registration fee	US$	6,873
NYSE listing fee		68,400
Financial Industry Regulatory Authority filing fee		8,780
Printing and engraving expenses		200,000
Legal fees and expenses		2,100,000
Accounting fees and expenses		1,700,000
Miscellaneous		202,547

Total	US$	4,286,600

APPENDIX I

Front Cover

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 16, 2018.

4,000,000 American Depositary Shares

Cango Inc.

Representing 8,000,000 Class A Ordinary Shares

This is an initial public offering of shares of American depositary shares, or ADSs, representing Class A ordinary shares of Cango Inc.

We are offering 4,000,000 ADSs to be sold in this offering. Each ADS represents two Class A ordinary shares, US$0.0001 par value per share. We anticipate the initial public offering price per ADS will be between US$10.00 and US$12.00.

Prior to this offering, there has been no public market for the ADSs or our shares. Our ADSs have been approved for listing on the New York Stock Exchange, or the NYSE, under the symbol “CANG.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 16 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than 4,000,000 ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of 600,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in New York, New York on                 , 2018.

Upon the completion of this offering, 222,884,172 Class A ordinary shares and 79,325,720 Class B ordinary shares will be issued and outstanding. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 20 votes and will be convertible into one Class A ordinary share. We will be a “controlled company” as defined under the NYSE Listed Company Manual upon the completion of this offering. Mr. Xiaojun Zhang, our co-founder and chairman, and Mr. Jiayuan Lin, our co-founder, director and chief executive officer, will beneficially own all the Class B ordinary shares issued and outstanding. In addition, Mr. Lin will beneficially own 21,283,655 Class A ordinary shares. The co-founders entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. The voting agreement will become effective upon the completion of this offering. The co-founders will collectively exercise 88.9% of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs. For further information, see “Principal Shareholders—Voting Agreement.”

Several investors from the PRC automotive industry have each placed an order to purchase over 5% of the ADSs, or up to US$45.0 million worth of the ADSs in the aggregate, being offered in this offering at the initial public offering price. Such investors are not our existing shareholders, directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

Morgan Stanley	BofA Merrill Lynch	Goldman Sachs (Asia) L.L.C.

China Merchants Securities (HK)	Guotai Junan Securities (Hong Kong) Limited

Prospectus dated                 , 2018

APPENDIX II

Prospectus Summary—The Offering

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$10.00 and US$12.00 per ADS.

ADSs Offered by Us	4,000,000 ADSs

ADSs Outstanding Immediately After This Offering	4,000,000 ADSs (or 4,600,000 ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	222,884,172 Class A ordinary shares and 79,325,720 Class B ordinary shares (or 224,084,172 Class A ordinary shares and 79,325,720 Class B ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plan as of the date of this prospectus.

The ADSs	Each ADS represents two Class A ordinary shares.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon the completion of this offering. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-Allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$36.6 million from this offering, assuming an initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering as follows:

•	up to approximately US$20.0 million for investment in research and development capabilities, and data and technology; and

•	the balance for general corporate purposes, including expansion of our sales and marketing efforts and working capital needs.

See “Use of Proceeds” for more information.

Lock-up	We, our officers and directors and our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Indication of Interest	Several investors from the PRC automotive industry have each placed an order to purchase over 5% of the ADSs, or up to US$45.0 million worth of the ADSs in the aggregate, being offered in this offering at the initial public offering price. Such investors are not our existing shareholders, directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

Listing	Our ADSs have been approved for listing on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed NYSE Trading Symbol	CANG

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2018, through the facilities of the Depositary Trust Company, or DTC

Depositary	Citibank, N.A.

The total number of ordinary shares that will be outstanding immediately after this offering will be 222,884,172 Class A ordinary shares and 79,325,720 Class B ordinary shares, which is based upon (i) the designation of all ordinary shares held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all ordinary shares held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii) 8,000,000 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes:

•	5,569,105 ordinary shares issuable upon the exercise of outstanding share options under our share incentive plan to be adopted prior to the completion of this offering; and

•	22,276,421 ordinary shares reserved for future issuance under our share incentive plan.

APPENDIX III

Use of Proceeds

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$36.6 million, or approximately US$42.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$11.00 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$3.7 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

•	up to approximately US$20.0 million for investment in research and development capabilities, and data and technology; and

•	the balance for general corporate purposes, including expansion of our sales and marketing efforts and working capital needs.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.”

APPENDIX IV

Capitalization

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2018 presented on:

•	an actual basis;

•	a pro forma basis to reflect (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million; (ii) the designation of all ordinary shares held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all ordinary shares held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; and (iv) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million; (ii) the designation of all ordinary shares directly held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all ordinary shares directly held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iv) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (v) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total mezzanine equity	3,941,846	628,423	—	—	—	—
Shareholders’ equity:
Ordinary shares	83	13	—	—	—	—
Class A ordinary shares	—	—	135	21	140	22
Class B ordinary shares	—	—	50	8	50	8
Series A-2 preferred shares	1	0.2	—	—	—	—
Additional paid-in capital	4,100	654	4,210,213	671,207	4,450,658	709,540
Accumulated other comprehensive loss	(321)	(51)	(321)	(51)	(321)	(51)
Accumulated (deficit)/Retained earnings	(851,322)	(135,721)	475,437	75,796	475,437	75,796
Total Cango Inc.’s (deficit)/equity	(847,459)	(135,105)	4,685,514	746,981	4,925,964	785,315
Non-controlling interests	8,580	1,368	8,580	1,368	8,580	1,368
Total shareholders’ (deficit)/equity	(838,879)	(133,737)	4,694,094	748,349	4,934,544	786,683
Total capitalization	3,102,967	494,686	4,694,094	748,349	4,934,544	786,683

APPENDIX V

Dilution

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible preferred shares which will automatically convert into our Class A ordinary shares upon the completion of this offering.

Our net tangible book value as of March 31, 2018 was approximately RMB3,101.3 million (US$494.4 million), or US$3.96 per ordinary share as of that date, and US$7.91 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million, (ii) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares immediately upon the completion of this offering and (iii) the issuance and sale by us of shares in the form of ADSs in this offering at an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2018, other than to give effect to (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million, (ii) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares immediately upon the completion of this offering and (iii) the issuance and sale by us of 8,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been US$4,932.8 million, or US$2.60 per outstanding ordinary share and US$5.20 per ADS. This represents an immediate increase in net tangible book value of US$0.06 per ordinary share and US$0.12 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.90 per ordinary share and US$5.80 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share (US$)	Per ADS (US$)
Actual net tangible book value per share as of March 31, 2018	3.96	7.91
Pro forma net tangible book value per share after giving effect to (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million and (ii) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares	2.54	5.09
Pro forma as adjusted net tangible book value per share after giving effect to (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million, (ii) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares and (iii) this offering	2.60	5.20
Assumed initial public offering price	5.50	11.00
Dilution in net tangible book value per share to new investors in the offering	2.90	5.80

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible preferred shares and this offering.

The following table summarizes, on a pro forma basis as of March 31, 2018, the differences between existing shareholders, including holders of our convertible preferred shares, and the new investors with respect to the number of Class A ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per Class A ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total		Total Consideration			US$ Average Price per Ordinary Share Equivalent		Average Price per ADS Equivalent
	Number	Percent	Amount		Percent
Existing shareholders	294,209,892	97.4%	US$	670,649,494	93.8%	US$	2.28	US$	4.56
New investors	8,000,000	2.6%	US$	44,000,000	6.2%	US$	5.50	US$	11.00

Total	302,209,892	100.0%	US$	714,649,494	100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$3.7 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.02 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.49 per ordinary share and US$0.98 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i) 5,569,105 ordinary shares issuable upon exercise of outstanding share options and (ii) 22,276,421 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. If any of these options are exercised, there will be further dilution to new investors.

APPENDIX VI

Principal Shareholders

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

We have entered into a share purchase agreement on June 4, 2018, providing for the issuance of an aggregate of 41,378,176 convertible preferred shares to certain of our shareholders. For further information, see “Description of Share Capital—History of Securities Issuances.” The following table gives effect to such share issuances.

The total number of ordinary shares outstanding as of the date of this prospectus is 294,209,892, assuming conversion of all convertible preferred shares into ordinary shares.

The total number of ordinary shares outstanding after completion of this offering will be 302,209,892, comprising 222,884,172 Class A ordinary shares and 79,325,720 Class B ordinary shares, which is based upon (i) the designation of all ordinary shares directly held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all ordinary shares directly held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iv) 8,000,000 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (i) 5,569,105 ordinary shares issuable upon the exercise of outstanding share options and (ii) 22,276,421 ordinary shares reserved for future issuance under our share incentive plan. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	39,442,798	13.4	—	39,442,798	13.1	43.6
Jiayuan Lin(2)	61,166,577	20.8	21,283,655	39,882,922	20.2	45.3
Langlang Zhou	—	—	—	—	—	—
Zuyu Tan	—	—	—	—	—	—
Yongyi Zhang	—	—	—	—	—	—
Weibiao Zhan	—	—	—	—	—	—
Xiaoyu Liu	—	—	—	—	—	—
Zhipeng Song	—	—	—	—	—	—
Yun Ye	—	—	—	—	—	—
Chi Ming Lee***	—	—	—	—	—	—
Dongsheng Zhou***	—	—	—	—	—	—

Directors and Executive Officers as a Group	100,609,375	34.2	21,283,655	79,325,720	33.3	88.9
Principal Shareholders:
Medway Brilliant Holding Limited(3)	61,166,577	20.8	21,283,655	39,882,922	20.2	45.3
WP Fintech(4)	53,431,125	18.2	53,431,125	—	17.7	3.0
Didi Chuxing(5)	43,484,992	14.8	43,484,992	—	14.4	2.4
Eagle Central Holding Limited(6)	39,442,798	13.4	—	39,442,798	13.1	43.6
Tencent Mobility Limited(7)	31,603,197	10.7	31,603,197	—	10.5	1.7
Taikang Offshore Entities(8)	15,802,058	5.4	15,802,058	—	5.2	0.9
Huaiyuan L.P.(9)	13,075,290	4.4	13,075,290	—	4.3	0.7

*	The business address for our directors and executive officers is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
***	Each of Chi Ming Lee and Dongsheng Zhou has accepted their appointment to be an independent director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
(1)	Represents 39,442,798 ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central. All such ordinary shares will be designated into Class B ordinary shares on a one-for-one-basis upon the completion of this offering. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 6 below. In addition, Eagle Central is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 9 below.

(2)	Represents (i) 39,882,922 ordinary shares that are held by Medway Brilliant Holding Limited, or Medway Brilliant, and (ii) 21,283,655 ordinary shares that are held by Xiehuai L.P. All of the 39,882,922 ordinary shares held by Medway Brilliant will be designated into Class B ordinary shares on a one-for-one-basis upon the completion of this offering. All of the 21,283,655 ordinary shares held by Xiehuai L.P. will be designated into Class A ordinary shares on a one-for-one-basis upon the completion of this offering. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which Medway Brilliant is the general partner. Medway Brilliant and Xiehuai L.P. are further described in footnote 3 below. In addition, Medway Brilliant is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 9 below.
(3)	Represents (i) 39,882,922 ordinary shares that are held by Medway Brilliant and (ii) 21,283,655 ordinary shares that are held by Xiehuai L.P. All of the 39,882,922 ordinary shares held by Medway Brilliant will be designated into Class B ordinary shares on a one-for-one-basis upon the completion of this offering. All of the 21,283,655 ordinary shares held by Xiehuai L.P. will be designated into Class A ordinary shares on a one-for-one-basis upon the completion of this offering. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which Medway Brilliant is the general partner. The limited partners of Xiehuai L.P. include, among others, (i) Eagle Central, (ii) ZYY Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Yongyi Zhang, (iii) SZP Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Zhipeng Song and (iv) YEYUN Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Ms. Yun Ye. Eagle Central is further described in footnote 6 below. The registered address of Xiehuai L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)

Represents 53,431,125 Class A ordinary shares issuable upon conversion of 53,431,125 Series A-1 preferred shares held by Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company (“WP Fintech”). The direct parents of WP Fintech are (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), (iii) Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), (iv) Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), (v) WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), (vi) Warburg Pincus XII Partners, L.P., a Delaware limited partnership (“Warburg Pincus XII Partners” and, together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”), (vii) Warburg Pincus China (Cayman), L.P., a Cayman Islands limited partnership (“WPC Cayman”), and (viii) Warburg Pincus China Partners (Cayman), L.P., a Cayman Islands limited partnership (“Warburg Pincus China Cayman Partners” and, together with WPC Cayman, the “WPC Cayman Funds”). Warburg Pincus XII, L.P., a Delaware limited partnership (“WP XII GP”), is the general partner of the WP XII Funds. WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands limited partnership (“WPC Cayman GP”), is the general partner of the WPC Cayman Funds. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC”), is the general partner of WPC Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPC Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda”), is the general partner of WPP II Cayman. Charles R. Kaye and Joseph P. Landy are each (i) Managing General Partners of WP, (ii) Directors and Co-Chairmen of WP Bermuda, and (iii) the Managing Members and Co-Chief Executive Officers of Warburg Pincus LLC, a New York limited liability company

(“WP LLC”), and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017, U.S.A.
(5)	Represents (i) 4,740,480 Class A ordinary shares upon conversion of 4,740,480 Series B preferred shares held by Links Advance Holdings Limited and (ii) 38,744,512 Class A ordinary shares upon conversion of 38,744,512 Series C preferred shares held by DiDi Sunshine Investments L.P. Links Advance Holdings Limited is controlled by Didi Chuxing. DiDi Sunshine Investments L.P. is an exempted limited partnership organized in the Cayman Islands. Its general partner is a wholly-owned subsidiary of Didi Chuxing. The general partner exercises the voting rights with respect to the shares held by the limited partnership. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in the limited partnership.
(6)	Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.
(7)	Represents 31,603,197 Class A ordinary shares upon conversion of 31,603,197 Series B preferred shares held by Tencent Mobility Limited, a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.
(8)	Represents (i) 7,901,029 Class A ordinary shares upon conversion of 7,901,029 Series B preferred shares held by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 7,901,029 Class A ordinary shares upon conversion of 7,901,029 Series B preferred shares held by TK Autolink Inc., a limited liability company established in the Cayman Islands. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.
(9)	Represents 13,075,290 ordinary shares that are held by Huaiyuan L.P., a limited partnership established in the British Virgin Islands, of which SHOUYAN Holding Limited is the general partner. All such ordinary shares will be designated into Class A ordinary shares on a one-for-one-basis upon the completion of this offering. SHOUYAN Holding Limited is a limited liability company established in the British Virgin Islands that is wholly owned by Xu Shouyan. The limited partners of Huaiyuan L.P. are Medway Brilliant and Eagle Central. Medway Brilliant and Eagle Central are further described in footnotes 3 and 5 above, respectively. The registered address of Huaiyuan L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares or convertible preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Voting Agreement

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares.

If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. The voting agreement will become effective upon the completion of this offering. The voting agreement will be terminated upon the earliest of certain specified events, such as disposal of all of either party’s equity interests in our company, the tenth anniversary of the date of the agreement or the entry into a termination agreement by the two parties.

Upon the completion of this offering, the co-founders will beneficially own all of 79,325,720 Class B ordinary shares issued and outstanding. In addition, Mr. Lin will beneficially own 21,283,655 Class A ordinary shares held by Xiehuai L.P. Our third amended and restated memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share will be entitled to one vote, while each Class B ordinary share will be entitled to 20 votes. The co-founders will collectively exercise 88.9% of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs.

Contemplated Share Transfers

Our second amended and restated memorandum and articles of association, or the Second Amended M&A, provides for a different definition for “Qualified IPO” for holders of each series of preferred shares. We expect this offering to satisfy the definition for “Qualified IPO” with respect to holders of Series A-1 preferred shares, Series A-2 preferred shares and Series A-3 preferred shares as provided in the Second Amended M&A. Prior to the completion of this offering, we expect to receive consents from all holders of Series B preferred shares and Series C preferred shares that this offering satisfies the definition for “Qualified IPO,” notwithstanding the provisions in the Second Amended M&A. In consideration for such consents, the existing holders of ordinary shares, including Medway Brilliant Holding Limited, Eagle Central Holding Limited, Xiehuai L.P., Huaiyuan L.P. and Minghuai L.P., will agree to transfer certain number of ordinary shares to certain holders of preferred shares upon the expiration of the 180-day lock-up period as provided under the applicable lock-up agreements.

The share transfers are intended to compensate the relevant holders of preferred shares for the difference between their respective target valuation and the initial public offering price.

•	Based on an assumed initial public offering price of US$11.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus), the existing holders of ordinary shares would transfer 3,684,652 ordinary shares to the relevant holders of preferred shares upon the expiration of the lock-up period. If such transfers occurred upon the completion of this offering, the co-founders would collectively exercise 88.4% of the aggregate voting power of our issued and outstanding share capital immediately after this offering.

•	A US$1.00 increase in the assumed initial public offering price to US$12.00 per ADS would result in no transfer by the existing holders of ordinary shares at all.

•	A US$1.00 decrease in the assumed initial public offering price to US$10.00 per ADS would result in the transfer of 7,729,855 additional ordinary shares by the existing holders of ordinary shares. If such transfers occurred upon the completion of this offering, the co-founders would collectively exercise 87.4% of the aggregate voting power of our issued and outstanding share capital immediately after this offering.

Historical Changes in Our Shareholding

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.